FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2009

Commission File Number	000-30224

CRYPTOLOGIC LIMITED
Marine House, 3rd Floor Clanwilliam Place Dublin 2, Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2009	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

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FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CryptoLogic discloses letter to ex-CEO concerning EGM request

February 24, 2009 (Dublin, IRELAND) – CryptoLogic Limited, aworld leader in Internet casino and branded gaming software, is today filing with U.S. and Canadian regulatory authorities the letter sent to ex-CEO Javaid Aziz that details the deficiencies in his requisitions for an extraordinary general meeting (EGM). The letter also outlines the board of directors’ issues and concerns with Mr. Aziz’s conduct during and after his tenure as CEO, and the reasons behind the board’s view that he is not suitable for a position on the board of CryptoLogic.

CryptoLogic sent the letter to Mr. Aziz on February 22 and provided him until 5:00 pm Eastern Time on February 23 to advise the company of how he intended to address the deficiencies in his requisitions. At the time of this release, the company has not received a response.

The letter also expresses the board’s strong view that an EGM – with its substantial distraction and expense -- is not in the best interests of shareholders at a time when the board and management are focusing on returning the company to profitability. CryptoLogic’s new business strategy is in the advanced stages of implementation, and shareholders will have an opportunity to evaluate the company’s progress at an annual general meeting expected in late May or early June.

The complete letter to Mr. Aziz will be available on the EDGAR and SEDAR sites, which are accessible from the investor page of the CryptoLogic site (http://www.cryptologic.com/investor23.asp). To view a copy of the letter, click here.

For more information, please contact:

CryptoLogic, 353 (0) 1 234 0415	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Jason Graham, ext 229 jgraham@argylecommunications.com
Daniel Tisch, ext 223 dtisch@argylecommunications.com
Corfin Communications (UK media only)
Neil Thapar, +44 207 977 0020
Harry Chathli or Alexis Gore, +44 207 977 0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this news release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

MARINE HOUSE, CLANWILLIAM PLACE, DUBLIN 2, IRELAND

TEL (353)1234.0400

CRYPTOLOGIC®

www.cryptologic.com

February 23, 2009

Dear Mr. Aziz:

We write in response to the letters to the Board of Directors (the "Board") of CryptoLogic Limited ("CryptoLogic" or the "Company") from Ogier (on your behalf, which we assume to be in respect of all of your registered shares) and from Cede & Co. (purporting to act on behalf of 350,000 of its registered shares beneficially owned by Winterthur Life Self Administered Personal Pension Scheme Plan Number A00496J (the "Cede & Co. Letter")), both of which were received on February 18, 2009. Those letters purport to constitute a requisition for an extraordinary general meeting of the shareholders (an "EGM") to consider certain resolutions set forth therein.

After careful consideration and consultation with our professional advisors, and for the reasons set forth in greater detail below, the Board has determined that your proposed requisition fails to satisfy the share ownership requirements under applicable law to allow you to requisition an EGM. While the Board is respectful of the rights of the Company's shareholders, the Board believes that an EGM—including its substantial distraction and expense—is not in the best interests of the Company at a time when the Board and management are focusing on returning the Company to profitability, particularly with an annual meeting of the shareholders set to occur in May or early June. Moreover, even assuming you were able to satisfy the share ownership requirements required under applicable law, the Board has also determined that your proposed requisition is deficient in both form and content in several material respects. Finally, and most importantly, your past conduct, both while you were the CEO and a director of the Company and after that time, including your unprofessional conduct and inappropriate, threatening and offensive communications and emails with the Board and others, as well as your recent criticisms of the Company and its current management--followed immediately by your significant purchases of stock in the open market--and the deficiencies and lack of timeliness in your securities disclosures in the United States and Canada, all lead the directors to conclude unanimously that you are not an appropriate person to sit on the Board of the Company.

Because an EGM causes substantial expense and distraction for the Company, the Board has a duty to ensure that such a meeting has been validly requisitioned before calling for one. Thus, when we received the aforementioned letters, we promptly checked the share register to confirm that the shares referenced in the Cede & Co. Letter, when combined with the shares registered in your name personally, together represented at least 10 percent of the Company's voting shares, as is required under section 203(2)(a) of The Companies (Guernsey) Law, 2008 (as amended) for such a requisition. Our review showed that as of February 18, 2009 (the date on which the Board received the letters) you were the registered owner of 168,994 shares which, together with the 350,000 shares referenced in the Cede & Co. Letter represent less than 10 percent of the 13,819,051 voting shares of the Company and, accordingly, the proposed requisition is invalid.

There are also certain deficiencies in the form and content of the proposed requisition. As you know, we previously attempted to advise you of those deficiencies to avoid any unnecessary waste of time and effort. Notably, on February 6, 2009, you provided the Board with a draft requisition identical in substance to what has now been provided. On February 16, 2009, the Company advised you via email that there were deficiencies in the draft requisition that, if not corrected at the time of delivery, would create a series of problems in proceeding to a meeting. We further advised you that we were consulting with the Company's Guernsey counsel regarding those matters, and that we intended to

CRYPTOLOGIC LIMITED
Marine House, 3rd Floor, Clanwilliam Place, Dublin 2, Ireland
TEL 353 (0) 1 234 0400 FAX 353 (0) 1 661 9637

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provide a comprehensive description of those deficiencies to you by the end of the week. We recommended that you await our input so that the deficiencies could be cured. We also suggested that the matters you wished to be put to a shareholder vote be considered at the Annual General Meeting of Shareholders to take place in late May or early June, which would save the company the expense and unnecessary distraction of holding two shareholder meetings within six weeks of each other.

Less than an hour later, you responded via email that "[t]he so called technical deficiencies that you refer to" – which we had not yet explained to you – "are a figment of your imagination and are designed to waste time and frustrate the process." Two days later, we received the aforementioned letters from Ogier and Cede & Co. setting forth the proposed requisition.

It is unfortunate that you chose not to wait for our input, as the proposed requisition will now need to be corrected and a new requisition delivered (assuming that you can establish the necessary share ownership). In the interest of efficiency and avoiding any further unnecessary distractions, we address the various other defects and concerns below.

I. Timing of an EGM

As an initial matter, it remains our strong view that an EGM at this time is not necessary or advisable, and would represent substantial unneeded distraction and expense at a time when the company should be focused solely on executing its restructuring plan. Should you establish the necessary share ownership, and if you continue to insist that the issues in your draft requisition be put to a vote of the shareholders, those matters should be raised at the Annual General Meeting of Shareholders to take place in May or early June. It is inconceivable that the shareholders' interests would be best served by duplicating the substantial cost and disruption to the Company by holding two shareholder meetings within weeks of each other. On what basis do you suggest that the matters contained in the proposed requisition are such that they require to be dealt with in advance of the Annual General Meeting of Shareholders?

II. Form of Resolutions

Regarding the specific resolutions you set forth in the proposed requisition, please note the following:

(a) Resolution No. 2: The portion of the draft resolution from "IT BEING NOTED THAT" and following are inappropriate for a form of ordinary resolution. These words contain your personal intentions and recite certain of your actions, and have no place as part of a formal resolution. Your intentions are more appropriately included in a proxy circular that you choose to send to shareholders of the Company. The Company has no objection to referring to your previous email correspondence to the Board in the proxy circular that we send to shareholders, but we believe that including these words in the formal resolution is confusing and renders the resolution defective.

(b) Resolution No. 3:

(i) It is unclear from your draft whether you wish that Mr. Stikeman resign solely as Chairman, or as Chairman and director.

(ii) In any case, this resolution is defective as it purports to impose an obligation on the Chairman that he resign. Whether the Chairman wishes to resign or not is a personal decision and not one that shareholders may cause by passing an ordinary resolution. Even if the resolution was redrafted to refer to the revocation of Mr. Stikeman's office of Chairman, the Company's Articles of

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Association provide that the Board – not the shareholders – are responsible for appointing and/or removing a chairman. As such, in accordance with Guernsey law, a resolution of that nature would not be binding on the Board as it concerned a power reserved to the Board and not to the shareholders in General Meeting. Any such resolution would therefore be ineffective within the language of section 203(4)(a) of the Companies (Guernsey) Law, 2008, and need not be moved at the proposed EGM. In effect any such resolution can only be progressed as a resolution for the alteration of the Articles of the Company which must be passed by special resolution requiring a positive vote of 75 percent of the shareholders, not by ordinary resolution, as suggested by your proposed requisition.

(iii) Finally, on January 14, 2009, the Board determined that Stikeman Keeley Spiegel Pasternak will no longer act as the Company's primary external counsel, and would no longer perform a material amount of legal work for the Company. This change, which had been under consideration for some time, was largely motivated by the resolution of the transitional issues and concerns associated with the movement of the Company's headquarters from Canada to Ireland.

(c) Resolution No. 4: This draft resolution is defective as it purports to alter the terms of the Company's stock option plan. In accordance with Guernsey law, the conduct of the business of the Company is a power reserved to the directors and so a resolution of that nature would not be binding on the Board as it concerned a power reserved to the Board and not to the shareholders in General Meeting. Any such resolution would therefore be ineffective within the language of section 203(4)(a) of the Companies (Guernsey) Law, 2008, and need not be moved at the proposed EGM. In effect any such resolution can only be progressed as a resolution for the alteration of the Articles of the Company which must be passed by special resolution requiring a positive vote of 75 percent of the shareholders, not by ordinary resolution, as suggested by your proposed requisition.

Independent of the above issues, we find it surprising that you wish a resolution of this nature be passed at this time, particularly given the fact that, in an email to the Company's Chairman dated August 17, 2008 (attached hereto as Exhibit 1 for your reference), you advocated strenuously for the payment to you of USD $640,000 in exchange for your consent to the early termination of unexercised stock options held by you, on the theory that the reissue of such stock options was in the best interests of the Company and its shareholders. While the Company did not believe it in the interests of the shareholders to pay this amount for your options, we are generally of the view that the re-issuance of expired options is an important part of the existing stock option plan which has been approved by shareholders, and should not be altered at this time.

<u>II. Your "condition" to engaging in a dialogue with the Company</u>

You had indicated that your willingness to discuss your draft requisition with the Company was conditional on the Company acknowledging that "whatever has happened in the past between myself and the Board is in the past." Although the Board is certainly willing to discuss your draft requisition and any concerns you may have, it is not possible for the Board to disregard relevant past events in assessing your suitability as a director of the Company. The directors owe fiduciary duties to the Company, and those duties are not served by disregarding material information relating to matters that affect the Company and its shareholders' interests.

Your past conduct, both while you were the CEO and a director of CryptoLogic and after that time, raise substantial concern in the minds of the directors that you are not an appropriate person to sit on the Board of CryptoLogic. You are aware of these issues and concerns, and without going into an exhaustive review of them, they include (but are by no means limited to):

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- Your repeated demands for money and threats to sue the company while you were the CEO and a member of the Board, based on what you claimed were misrepresentations made to you during the negotiations of your employment arrangements – claims the Company categorically rejected, and which you ultimately withdrew;

- Your making various allegations about the Company to its external auditor, and then recanting those allegations and admitting to the auditor that you were "half drunk/half deranged/half asleep" when you made them, which conduct nonetheless caused the Company to incur significant cost to address with KPMG;

- Your statement in December of 2008 to certain of our Board members that, if you were to be added to the Board, you would expect that your personal view would prevail in any vote of the members of the Board – even if all of the other directors disagreed with you – because you own more shares than other directors;

- Your various emails and other correspondence over the course of negotiating your termination arrangements, again threatening to harm the Company with baseless allegations in an effort to gain personal benefits, including the following (copies of which are attached hereto in their entirety):

    - An April 3, 2008 email you forwarded to our Chairman, stating that you would seek to "completely cripple and sink Cryptologic" and that you were "prepared to f—k them seriously" unless your demands were met; (attached as Exhibit 2)

    - A May 21, 2008 email you sent to Board member Wai Ming Yap, stating that you "will not hesitate to take other actions not limited to but including the generation of immense adverse publicity for Cryptologic," that it "will be very painful and damaging and will be terminal for Cryptologic" and others, and that if your demands were not met you would "be very resolute, determined and un-forgiving in [your] actions"; (attached as Exhibit 3)

    - A July 18, 2008 email you sent to our Chairman stating that you were giving him "one last chance," that he should "work fucking hard" to resolve your contract demands, or else you would "go to the courts and go public in a major way, including to the shareholders and licensees [sic]." You further threatened that you would "seek to have [him] removed as chairman and will have [him] sued for wilful damage to the company," and that you "will also pursue [him] personally" and "will make this a crusade which will crucify [him]." (attached as Exhibit 4)

While the Board members are careful to set aside any personal issues that they may have with you, they are not at liberty to disregard prior conduct and statements that are relevant to the shareholders' interests and to their business judgement in determining the best course of action for the Company. With the above in mind, the Board is unanimous in the view that you are not an appropriate person to sit on the Board of CryptoLogic.

<u>III. Securities Law Issues</u>

In addition to your past conduct being of concern to the Board, some of your recent conduct is also raising concerns. In particular, we are concerned about deficiencies in your public disclosures and whether your recent actions were done with an intent to manipulate CryptoLogic's stock price, while you were in the market purchasing this stock. Specifically, we are concerned about the following:

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- On January 9, 2009 you publicly disclosed your open letter to the Board of CryptoLogic, which letter was very negative, critical and disparaging of the Company and its current management, and which could reasonably be expected to have a negative impact on CryptoLogic's stock price. We would note that between the close of trading on January 8, 2009 (the day prior to your January 9 letter) to the close of trading on January 13, 2009 (the day prior to your purchase of 200,000 shares of CryptoLogic stock) the stock price of CryptoLogic shares fell by $0.23 or 7.7 percent.

- On January 14, 2009 you acquired 200,000 shares in CryptoLogic, representing roughly 1.4% of the total outstanding shares.

- You were required by US securities laws to amend your 13(d) filings and disclose your January 14, 2009 trades promptly after making them. In fact, you failed to amend your 13(d) filing until January 30, 2009, over two full weeks later. It is not unreasonable to assume that knowledge of your acquisition of shares in CryptoLogic on January 14, 2009 could have had a positive impact on CryptoLogic's share price.

- Between January 14, 2009 and January 30, 2009, you acquired a total of 150,000 additional shares in CryptoLogic. We would note that said purchases appeared to allow your holdings in CryptoLogic stock to reach the 10% threshold required to call an EGM, although subsequent events seem to have altered that status.

- We have come to learn that you have for some time been discussing CryptoLogic with third parties with a view to exploring whether they would be interested in a potential acquisition of the Company, at a price and on terms you alone have determined, and without the involvement or indeed the knowledge of the CryptoLogic Board. Your 13D filings do not fully reflect the nature of those discussions with third parties, and the fact that those discussions are taking place would in our view be material to the shareholders. In this regard, we note that the Change of Control provision in one of the agreements relating to your departure from the Company, through which you would recover significant personal benefits in the event of an acquisition of the Company, will expire on April 30, 2009.

- Your 13D filings also suggest that you are acting in concert with other shareholders, but you do not disclose who they are, what their intentions are with respect to the Company, when your relationship with them began, or any of the other information required to be disclosed under U.S. securities law. This is also pertinent to UK regulators, not least because the Company is, as you are aware, subject to the UK City Code on Takeovers and Mergers.

- You have entirely failed to satisfy any of the Canadian securities disclosure obligations that are triggered once a shareholder acquires beneficial ownership of, or the power to exercise control or direction over, 10% of the Company's shares, even though you claim to have acquired such control.

We cannot know your intentions and motivations for the apparent deficiencies and lack of timeliness in securities law disclosures outlined above, but please be advised that they are of significant concern to us and they further demonstrate that you are not an appropriate person to sit on the Board of Cryptologic.

* * *

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For the reasons discussed above, we do not believe that an extraordinary general meeting has been validly requisitioned, and we do not believe that the proposed requisition is appropriate in form or content. Please advise us by no later than 5 p.m. Eastern Standard Time on Monday, February 23, 2009 regarding how you intend to address these deficiencies.

In the meantime we confirm that we do not accept that you have satisfied section 203(2)(a) of the Companies (Guernsey) Law, 2008, and so do not accept that the directors of the Company are currently under a requirement to call a general meeting of the Company as you suggest.

Sincerely,

"Robert Stikeman"" (signed)

Robert Stikeman, Chairman

On behalf of the Board of Directors of Cryptologic Limited

From: Javaid Aziz <javaid_aziz@hotmail.com>
Date: Sun, 17 Aug 2008 21:58:41 +0000
To: Bob Stikeman<bob@stikeman.to>
Subject: Share Options - Proposal.
Bob,

As you will no doubt recall I hold 525,000 share options. I would be willing to surrender these effective 1st March 2008 or at any subsequent date, instead of holding them until 27th February 2009, in return for a cash payment (see proposal below).

This proposal will enable the following:

Firstly, as a consequence of the surrender of the options there will be a monthly expense saving to the company for 8 months from 1st July 2008 of $80K per month for a total of $640K. I am assuming that the expense incurred for the period March-June 2008 totalling $320K cannot be salvaged.

Secondly, for no additional cost, you will be able to effectively motivate the senior management team and non-executive directors, with the payout of the gain on the share options in the future being borne by the market as opposed to straining the cash reserves of the company using LTIP's. This is very important especially due to the fact that the share price is so low at the moment at $9.70. For example if the share price rose to $20 (which is not unreasonable) then the cash required to satisfy the holders of LTIP's would be $5.4M.

Thirdly, this could be very motivational and tax efficient for the recipients as the gain from share options in most European tax jurisdictions is treated as capital gains tax and not income tax, giving much more flexibility to the recipient in terms of tax planning (some jurisdictions do not even have CGT).

Fourthly, in this instance you will be giving the recipients something (share options at a strike price of $9.70 versus the share price of $16.5 on June 17th, the day of the AGM) that has been denied them (which is goodness).

Fifthly, the board achieves its original objectives of motivating its senior team and directors without any dilution to the shareholders.

My proposal is as follows:

#1 I am paid a total of $640K for the surrender of 525,000 share options.

#2 To facilitate this proposal to be "P&L" neutral I would be prepared to recieve the payment as follows:

20th August 2008 - $160K
1st September 2008 - $80K
1st October 2008 - $80K
1st November 2008 - $80K
1st December 2008 - $80K
1st January 2009 - $80K
1st February 2009 - $80K

In timing terms this proposal needs to be decided on fairly swiftly, as contracts (with me) are due to be finalised shortly and also to enable the board to take advantage of the current low share price of $9.70 in issuing new share options.

I am sure you will agree that this is an interesting proposal especially as it is P&L neutral (in absolute terms and in timing) and so long as the share price on exit is higher than $10.90 it is cash neutral.

I look forward to hearing back from you.

Regards, Javaid.

p.s. my lawyer has not been informed of this email (to keep the costs down!), I will do so if the proposal gets legs.

This e-mail has been scanned by MCI Managed Email Content Service, using Skeptic technology powered by MessageLabs. For more information on MCI's Managed Email Content Service, visit http://www.mci.com.

Kevin Langford - RE: CryptoLogic/Javaid Aziz - Without Prejudice Page 1

From: "Javaid Aziz" <javaid_aziz@hotmail.com>
To: "Dunne, John" <john.dunne@mop.ie>, "Moriarty, Michelle" <Michelle.Moriarty@mop.ie>
Date: 8/22/08 4:32
Subject: RE: CryptoLogic/Javaid Aziz - Without Prejudice

fyi.

From: javaid_aziz@hotmail.com
To: john.dunne@mop.ie
Subject: FW: CryptoLogic/Javaid Aziz - Without Prejudice
Date: Fri, 22 Aug 2008 15:28:38 +0000

From: javaid_aziz@hotmail.com
To: john.dunne@mop.ie
Subject: CryptoLogic/Javaid Aziz - Without Prejudice
Date: Fri, 4 Apr 2008 00:33:41 +0000

John,

A short while ago I got this message from Bob Stikeman. I have not seen any response, have you?

As usual Langford is probably sat on it trying to keep it warm and hatch eggs.

I am preparing at the minute to go to Lahore for the remembrance service for my father who died on 1st March, which on the 10th April will be the 40th day. You will recall that we first met with Bob Stikeman, Kevin Langford and Rob Corbet on the 27th February which likewise, in a few days time, will be the 43rd day!

I have now taken advice from two QC's in London, the unanimous view is that the few inadequate responses that we have had from Stikeman and KPMG are totally unacceptable, unprofessional and appalling, especially as we have done all the running in terms of seeking clarification and putting forward alternatives. It has also cost me time, costs and lost interest on the payments due circa £30K!

My family, advisers and I are of the opinion that we now need to proceed with court action against Cryptologic, Stikeman and KPMG with no punches pulled. We need to expose Cryptologic, Stikeman and KPMG for what they are.(Do not worry about Hadfield he is the tallest of the bureaucratic pygmies around, Taylor can't count numbers to save his life and Byrne is an unimportant bit part player on the Irish scene).

I have enough data, information and evidence to completely cripple and sink Cryptologic, KPMG, Stikeman's law firm and Stikeman and will no longer hesitate from using this to defend my position. Believe me none of these four entities will survive this onslaught. I will also involve the various regulatory bodies, licencees and major shareholders.

Will you please give your buddy Langford a call in the morning and give him one last chance to 'perform & respond'. You have to give him an enema!!

I would like a full, proper and satisfactory response from Cryptologic (fully supported by Arthur Cox and KPMG) by tomorrow Friday evening, which answers all my points from my emails. In the event that there is no response I will press the button (irretrievably) on several issues and will go public in a

Kevin Langford - RE: CryptoLogic/Javaid Aziz - Without Prejudice Page 2

big way in the UK, Ireland and Canada. I am fed up to the back teeth with the antics of Stikeman and KPMG and will teach them a lesson they will never forget and one which will ensure that they never cheat, lie or be duplicitous ever again.

In other words I am prepared to f--k them seriously (excuse the vernacular), regardless of any personal damage to me which will be minimal.

You have to demand a face to face meeting where you & I sit across a table from Stikeman, Bradley, Conor and Langford and decide matters. This will not close otherwise (as I have been telling the chief of the bureaucratic pygmies for several weeks).

I am around tomorrow if you want to talk.

Regards, Javaid.

From: bob@stikeman.to
To: javaid_aziz@hotmail.com
Subject: RE: CryptoLogic/Javaid Aziz - Without Prejudice
Date: Thu, 3 Apr 2008 16:32:43 -0400

A response has been sent today I believe.

From: Javaid Aziz [mailto:javaid_aziz@hotmail.com]
Sent: April 3, 2008 4:24 PM
To: Bob Stikeman
Subject: CryptoLogic/Javaid Aziz - Without Prejudice

Bob,

I would respectfully request you to have these questions answered (including those from my last two emails).

May I have a full answer by the end of tomorrow.

Many thanks.

Regards, Javaid.

Subject: FW: CryptoLogic/Javaid Aziz - Without Prejudice
Date: Thu, 3 Apr 2008 17:50:33 +0100
From: john.dunne@mop.ie
To: javaid_aziz@hotmail.com
CC: john.white@uk.pwc.com

Javaid,
I attach note which has now been sent to Arthur Cox below, for your file. Having discussed the earlier draft with John White, a few amendments have been made to the version which I read out to you previously, which should be self-evident, and which are relatively minor.

Kevin Langford - Wai Ming Email Page 1

2

From: "Bob Stikeman" <bob@stikeman.to>
To: "Kevin Langford" <Kevin.Langford@arthurcox.com>
Date: 6/5/08 2:08
Subject: Wai Ming Email

As requested

-----Original Message-----
From: Yap Wai Ming [mailto:waiming.yap@stamfordlaw.com.sg]
Sent: May 20, 2008 8:36 PM
To: bob@stikeman.to; brian.hadfield@cryptologic.com; tpbyrne@indigo.ie; Stephen H. Freedhoff (feedhoff@sympatico.ca); stephen.taylor@cryptologic.com
Subject: FW: Personal - Without Prejudice.

Please see Javaid's email below. Would Bob or Brian want to talk to him or shall we let the lawyers do the talking.

Wai Ming

-----Original Message-----
From: Javaid Aziz [mailto:javaid_aziz@hotmail.com]
Sent: Wed 5/21/2008 8:06 AM
To: Yap Wai Ming
Subject: Personal - Without Prejudice.

Wai Ming,

I hope you are well!

I am writing to you as a last resort to see whether we can together get the board of Cryptologic to see sense and resolve all the issues that they and KPMG have with honouring the agreement that Bob Stikeman and Brian Hadfield signed with me on 27th February 2008.

To reiterate, nearly three months on from signing this agreement, I am only interested in getting my due from this agreement, not a penny more and not a penny less, and at no cost or disadvantage to me.

However, the board of Cryptologic and KPMG have decided to get embroiled in numerous issues all of which are of their making and have been initiated by them and have to date been proven overwhelmingly to be without merit. Right now they are flailing and I do not think they know which way they are headed.

I have decided without equivocation, and this is not a threat but a promise, to sue Cryptologic and to commence proceedings against Cryptologic in the High Court in Dublin to achieve the enforcement of the contract that was signed on 27th February 2008. In addition, charges of deception, misrepresentation, false inducement and deceit will also be made against Cryptologic and Bob Stikeman. My lawyer has been instructed accordingly.

In doing so I will not hesitate to take other actions not limited to but including the generation of immense adverse publicity for Cryptologic and doing the unthinkable and working with several regulatory and tax authorities who have a material interest in Cryptologic's operations and tax status.

I will not pull any punches and will not compromise once this process has commenced. This will be very painful and damaging and will be terminal for Cryptologic, Bob Stikeman, Brian Hadfield, Steve Taylor and all your friends at KPMG. I promise you I will work on this assiduously.

Kevin Langford - Wai Ming Email Page 2

I have an enormous amount of respect for you. If you wish to intervene and mediate then I am amenable - however this will have to be either tomorrow or the latest by midday on Thursday.

Should you decide not to reply or to intervene, then I will be satisfied and justified that I gave the board of Cryptologic all the chances it deserved including this last chance.

I shall then be very resolute, determined and un-forgiving in my actions and the board of Cryptologic will regret their actions forever and will be accountable to the company's shareholders for the needless and untold destruction of shareholder value that they will have presided over.

I look forward to hearing back from you.

Regards, Javaid.

Kevin Langford - RE: Flat Tyre, No Spare! - WITH PREJUDICE TO BE DISCLOSED PUBLICLY Page 1

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From: Javaid Aziz <javaid_aziz@hotmail.com>
To: bob@stikeman.to
Date: Thu, Jul 17, 2008 1:21
Subject: RE: Flat Tyre, No Spare! - WITH PREJUDICE TO BE DISCLOSED PUBLICLY

Bob, I have had enough of you and your antics. You potray yourself as an old distinguished and experienced businessman. In fact you are a fraudster, a liar and full of deceit. You have probably by now got all your professional advisers running around doing a detailed analysis of my email including what's in [redacted] hot pants (sorry KPMG's hotline!). Forget it, you are on the wrong track. You have had a big fat flat tyre with Holland Casino and Littlewoods. You, the CEO and CFO are blatantly lying when you say (for Holland Casino) that 'the company will not be affected materially' and that 'Cryptologic never places all its bets on one table'. You know that in 2007 development was exclusively focussed on Holland Casino to the exclusion of everything else. You also know that Holland Casino contributed $2.8M in 2007 and was planned in at $5M for 2008, all of it profit with little or no extra costs. You are lying when you say that it is not material. On Littlewoods you say that it is one 'relatively small licensee'. What bullshit. Excluding the Inter properties which Cryptologic owns and after William Hill, it is your largest licencee. To then go on and say that it only 'represents approximately four per cent of the software providers annual revenue' is a gross lie. What period are we talking about? This is grossly wrong for 2007 and very misleading. What is the effect on profit of losing this revenue? Again, you have seriously misled the shareholders and the market. I raise these points as I intend to go public on them and on many others. I am giving you one last chance. Work fucking hard with your lawyer Kevin Langford and your KPMG people to sort out the contracts such that I have a complete final set with no square brackets or unknowns to review this weekend. I have decided that in the event that you dilly daily any more I will just go to the courts and will go public in a major way, including to the shareholders and licencees. You will not get any more trade or licencees and in all probability William Hill will not renew with you. I will seek to have you removed as chairman and will have you sued for wilful damage to the company in support of your ego. I will also pursue you personally for damages caused to myself and will make this a crusade which will crucify you. I have decided that after four and a half months of decency it just ended. You are a joke and a jerk and I will address you and deal with you as such. You have single handedly destroyed 33% of the market value of Cryptologic pursuing your own agenda of trying to stay in command and billing fees at an exceptionally high level. I will expose you and ensure that the truth is known.

I have deliberately copied both of our lawyers. I am unafraid of any litigation that you may take as a result. In fact I would welcome it as I would get you in the box and I will then be able to nail you permanently. I demand that you acknowledge receipt of this email by midday GMT tomorrow Thursday. Javaid. From: javaid_aziz@hotmail.comTo: bob@stikeman.toSubject: Flat Tyre, No Spare!Date: Wed, 16 Jul 2008 00:29:45 +0000

Bob, This is where you did not want to be, flat tyre and no spare with the stock at $12, and with another flat tyre for sure (or two) on its way. As I have always said this can only be solved by a face to face meeting, man to man, between you and I. You will have many many regrets if you do not! Remember Playtech offered $27 last November and GTECH offered just under $30 in February!! I can meet you in Dublin, London or Nice dependent on the date that you choose. Regards, Javaid.

CC: Kevin.Langford@arthurcox.com; john.dunne@mop.ie

Kevin Langford - RE: Flat Tyre, No Spare! - WITH PREJUDICE TO BE DISCLOSED PUBLICLY Page 1

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From: Javaid Aziz <javaid_aziz@hotmail.com>
To: bob@stikeman.to
Date: Thu, Jul 17, 2008 1:24
Subject: RE: Flat Tyre, No Spare! - WITH PREJUDICE TO BE DISCLOSED PUBLICLY

Bob,

In the event that I do not get a satisfactory reply from you I will place this email on the Web.

Javaid.

From: javaid_aziz@hotmail.comTo: bob@stikeman.toCC: john.dunne@mop.ie; kevin.langford@arthurcox.comSubject: RE: Flat Tyre, No Spare! - WITH PREJUDICE TO BE DISCLOSED PUBLICLYDate: Thu, 17 Jul 2008 00:21:26 +0000

Bob, I have had enough of you and your antics. You potray yourself as an old distinguished and experienced businessman. In fact you are a fraudster, a liar and full of deceit. You have probably by now got all your professional advisers running around doing a detailed analysis of my email including what's in [redacted] hot pants (sorry KPMG's hotline!). Forget it, you are on the wrong track. You have had a big fat flat tyre with Holland Casino and Littlewoods. You, the CEO and CFO are blatantly lying when you say (for Holland Casino) that 'the company will not be affected materially' and that 'Cryptologic never places all its bets on one table'. You know that in 2007 development was exclusively focussed on Holland Casino to the exclusion of everything else. You also know that Holland Casino contributed $2.8M in 2007 and was planned in at $5M for 2008, all of it profit with little or no extra costs. You are lying when you say that it is not material. On Littlewoods you say that it is one 'relatively small licensee'. What bullshit. Excluding the Inter properties which Cryptologic owns and after William Hill, it is your largest licencse. To then go on and say that it only 'represents approximately four per cent of the software providers annual revenue' is a gross lie. What period are we talking about? This is grossly wrong for 2007 and very misleading. What is the effect on profit of losing this revenue? Again, you have seriously misled the shareholders and the market. I raise these points as I intend to go public on them and on many others. I am giving you one last chance. Work fucking hard with your lawyer Kevin Langford and your KPMG people to sort out the contracts such that I have a complete final set with no square brackets or unknowns to review this weekend. I have decided that in the event that you dilly dally any more I will just go to the courts and will go public in a major way, including to the shareholders and licencees. You will not get any more trade or licencees and in all probability William Hill will not renew with you. I will seek to have you removed as chairman and will have you sued for wilful damage to the company in support of your ego. I will also pursue you personally for damages caused to myself and will make this a crusade which will crucify you. I have decided that after four and a half months of decency it just ended. You are a joke and a jerk and I will address you and deal with you as such. You have single handedly destroyed 33% of the market value of Cryptologic pursuing your own agenda of trying to stay in command and billing fees at an exceptionally high level. I will expose you and ensure that the truth is known. I have deliberately copied both of our lawyers. I am unafraid of any litigation that you may take as a result. In fact I would welcome it as I would get you in the box and I will then be able to nail you permanently. I demand that you acknowledge receipt of this email by midday GMT tomorrow Thursday. Javaid. From: javaid_aziz@hotmail.comTo: bob@stikeman.toSubject: Flat Tyre, No Spare!Date: Wed, 16 Jul 2008 00:29:45 +0000

Bob, This is where you did not want to be, flat tyre and no spare with the stock at $12, and with another flat tyre for sure (or two) on its way. As I have always said this can only be solved by a face to face meeting, man to man, between you and I. You will have many many regrets if you do not! Remember Playtech offered $27 last November and GTECH offered just under $30 in February!! I can meet you in Dublin, London or Nice dependent on the date that you choose. Regards, Javaid.

CC: Kevin.Langford@arthurcox.com; john.dunne@mop.ie